Beau Yanoshik

Partner

+1.202.373.6133

beau.yanoshik@morganlewis.com

via EDGAR Correspondence

October 24, 2024

Mr. Matt Williams

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SPDR Series Trust (the “Registrant”); SEC File Nos. 333-57793 and 811-08839; Post-Effective Amendment No. 317 to the Registrant’s Registration Statement on Form N-1A (“Amendment No. 317”)

Dear Mr. Williams:

This letter responds to comments you provided in a telephonic conversation with me on October 11, 2024, with respect to Amendment No. 317. Amendment No. 317 was filed on August 23, 2024, and included disclosure with respect to the SPDR Dow Jones REIT ETF, SPDR S&P Kensho Intelligent Structures ETF, SPDR S&P Kensho Smart Mobility ETF, SPDR S&P Kensho Future Security ETF, SPDR S&P Kensho Clean Power ETF, SPDR S&P Kensho Final Frontiers ETF, SPDR S&P Kensho New Economies Composite ETF, SPDR S&P 500 ESG ETF, SPDR S&P SmallCap 600 ESG ETF and SPDR MSCI USA Climate Paris Aligned ETF (each a “Fund”, and collectively the “Funds”), each a series of the Registrant, as set forth in the Prospectuses and Statements of Additional Information filed as part of Amendment No. 317.

Summaries of the comments with respect to the Funds, and responses thereto on behalf of the Registrant, are provided below. All page references refer to the pages in Amendment No. 317. Capitalized terms not defined herein should be given the meaning provided in Amendment No. 317.

1.	Comment: Please file on EDGAR a completed draft of each Fund’s fee table and example information prior to effectiveness.

Response: The completed fee and example tables are included in Appendix A to this correspondence.

Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW
Washington, DC 20004	+1.202.739.3000
United States	+1.202.739.3001

2.	Comment: Please revise each Fund’s investment objective to (i) change “correspond generally” to “tracks” and (ii) identify the Index the Fund seeks to track.

Response: The Registrant believes the term “correspond generally” in the investment objective is appropriate. While the Fund will seek to achieve a high degree of correlation with the Index, the Fund’s return may not track the return of the Index due to, for example, the Fund not being fully invested at times, costs incurred in buying and selling securities, and the use of a sampling investment strategy. In addition, the Registrant believes the current investment objectives provide an accurate description of each Index, which the Registrant believes may be more helpful to investors than including the name of the Index. As a result, the Registrant respectfully declines to revise the investment objectives as suggested.

3.

Comment: If a Fund experienced significant portfolio repositioning as a result of changes to its principal investment strategy, and/or such changes are expected to result in increased Fund portfolio turnover going forward, please disclose this in the “Portfolio Turnover Risk” discussion. Please also add disclosure, if true, that existing and new shareholders who purchase Fund shares may experience adverse tax consequences due to portfolio repositioning. Please add disclosure in the SAI regarding anticipated variation in the turnover rate, per Item 16(e) of Form N-1A.

Response: The Registrant confirms the Funds did not experience significant portfolio repositioning as a result of the changes to their respective Index’s methodology and do not currently expect increased turnover moving forward. The Registrant notes the “Additional Risk Information” section of the Prospectus currently includes a discussion of portfolio turnover risk as a non-principal risk. In addition, the Registrant notes the following disclosure currently included in the SAI addressing Item 16(e) of Form N-1A.

The Funds may experience higher portfolio turnover when migrating to a different benchmark index. High turnover rates are likely to result in comparatively greater brokerage expenses or transaction costs.

4.	Comment: To the extent a Fund has adopted an 80% policy pursuant to Rule 35d-1, please disclose such policy in “The Fund’s Principal Investment Strategy” section in Item 4.

Response: With respect to Funds that have adopted an 80% policy pursuant to Rule 35d-1, the Registrant notes that the “Principal Strategies” discussion within the “Additional Strategies Information” section in Item 9 includes disclosure explaining that the Funds have “adopted a non-fundamental investment policy to invest at least 80% of their respective net assets, plus the amount of borrowings for investment purposes, in investments suggested by their respective names, measured at the time of investment” and that “[a] Fund will provide shareholders with at least 60 days’ notice prior to any change in this non-fundamental 80% investment policy.” In addition, the SAI includes a non-fundamental policy pursuant to Rule 35d-1 for each such Fund. The Registrant believes the current disclosure is appropriate. In addition to the non-fundamental Rule 35d-1 policy in the SAI and the disclosure noted above in the “Additional Strategies Information” section, each Fund also has a policy disclosed in “The Fund’s Principal Investment Strategy” section to invest at least 80% of its assets in securities comprising the Index. “The Fund’s Principal Investment Strategy” section for each Fund further notes that its Index is designed to include securities that correspond to the investment types identified in each Fund’s Rule 35d-1 policy. As a result, the Registrant believes the current disclosure in its totality is clear that a Fund will invest at least 80% of its assets in securities identified in the Fund’s Rule 35d-1 policy.

5.

Comment: The Staff notes the following sentence included in “The Fund’s Principal Investment Strategy” section for each Fund. Please add a line item for Acquired Fund Fees and Expenses to the “Annual Fund Operating Expenses” table if such expenses will equal or exceed one basis point.

The Fund may also invest in cash and cash equivalents or money market instruments (including money market funds advised by the Adviser) for cash management purposes.

Response: The Registrant confirms acquired fund fees and expenses are not expected to exceed 0.01% of each Fund’s average net assets.

6.

Comment: Please disclose in the principal investment strategy if an Index is concentrated in an industry or group of industries and include corresponding principal risk disclosure in Items 4 and 9 discussing the risks associated with concentration and the risks associated with any industry or group of industries, as applicable.

Response: The Registrant has added disclosure to the principal strategies and principal risks sections related to the sectors which represented a significant portion of the respective Fund, if any, as of August 31, 2024.

7.

Comment: Please add disclosure to the “Fluctuation of Net Asset Value, Share Premiums and Discounts Risk” explaining that bid-ask spreads may widen depending on market conditions and liquidity of Fund holdings.

Response: The Registrant believes the disclosure below, which is currently included in the “Costs of Buying and Selling Shares” discussion, addresses the risks of widening bid-ask spreads and, as a result, the Registrant has not revised the “Fluctuation of Net Asset Value, Share Premiums and Discounts Risk” discussion as requested.

In addition, secondary market investors will also incur the cost of the difference between the price that an investor is willing to pay for Fund Shares (the “bid” price) and the price at which an investor is willing to sell Fund Shares (the “ask” price). This difference in bid and ask prices is often referred to as the “spread” or “bid/ask spread.” The bid/ask spread varies over time for Fund Shares based on trading volume and market liquidity, and is generally lower if Fund Shares have more trading volume and market liquidity and higher if Fund Shares have little trading volume and market liquidity. Further, increased market volatility may cause increased bid/ask spreads. Due to the costs of buying or selling Fund Shares, including bid/ask spreads, frequent trading of Fund Shares may significantly reduce investment results and an investment in Fund Shares may not be advisable for investors who anticipate regularly making small investments.

8.	Comment: Please revise the “Principal Strategies” discussion in the “Additional Strategies Information” section to specifically identify each Fund’s 80% policy.

Response: The Registrant directs the Staff’s attention to its response to comment 4.

9.

Comment: With respect to the following disclosure in the “Lending of Securities” discussion in the “Non-Principal Strategies” section, investments of cash collateral should be limited to short-term, highly liquid investments. As a result, please remove references to asset-backed securities, mortgage-related securities and repurchase agreements.

To the extent the Fund receives cash collateral, as of the date of this Prospectus, the Adviser expects to invest such cash collateral in a fund managed by the Adviser that invests in: a broad range of money market instruments; certificates of deposit and time deposits of U.S. and foreign banks; commercial paper and other high quality obligations of U.S. or foreign companies; asset-backed securities; mortgage-related securities; repurchase agreements; and shares of money market funds.

Response: The Registrant believes each Fund’s investment of cash collateral as described in the sentence above is appropriate and, therefore, respectfully declines to remove the references to asset-backed securities, mortgage-related securities and repurchase agreements. As noted in the sentence above, a Fund will invest cash collateral received from securities lending activities in shares of a fund managed by the Adviser (the “underlying fund”). Shares of the underlying fund are primarily offered to, and held by, clients that participate in the State Street Bank and Trust Company securities lending program, and the underlying fund is used exclusively for the investment of cash received as collateral for securities loans. The underlying fund currently invests only in U.S. dollar-denominated, short-term, high quality debt obligations, including asset-backed securities, mortgage-related securities and repurchase agreements. The Registrant expects the shares of the underlying fund to be highly liquid.

10.	Comment: Please file any index license agreements as an exhibit.

Response: The Registrant does not believe the index license agreements are required to be filed because the Registrant and Funds are not parties to the license agreements and, therefore, has not filed the license agreements as exhibits to the registration statement.

***************

Please do not hesitate to contact the undersigned at (202) 373-6133 if you have any questions concerning the foregoing.

Sincerely,

/s/ Beau Yanoshik
Beau Yanoshik

cc:	David Urman, Esq.

W. John McGuire, Esq.

Philip K.W. Smith, Esq.

Appendix A

SPDR Dow Jones REIT ETF

FEES AND EXPENSES OF THE FUND

The table below describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund (“Fund Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment):

Management fees	0.25%
Distribution and service (12b-1) fees	None
Other expenses	0.00%

Total annual Fund operating expenses	0.25%

EXAMPLE:

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated, and then sell or hold all of your Fund Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Year 1	Year 3	Year 5	Year 10
$26	$80	$141	$318

SPDR S&P Kensho Intelligent Structures ETF

FEES AND EXPENSES OF THE FUND

The table below describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund (“Fund Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment):

Management fees	0.45%
Distribution and service (12b-1) fees	None
Other expenses	0.00%

Total annual Fund operating expenses	0.45%

EXAMPLE:

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated, and then sell or hold all of your Fund Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Year 1	Year 3	Year 5	Year 10
$46	$144	$252	$567

SPDR S&P Kensho Smart Mobility ETF

FEES AND EXPENSES OF THE FUND

The table below describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund (“Fund Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment):

Management fees	0.45%
Distribution and service (12b-1) fees	None
Other expenses	0.00%

Total annual Fund operating expenses	0.45%

EXAMPLE:

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated, and then sell or hold all of your Fund Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Year 1	Year 3	Year 5	Year 10
$46	$144	$252	$567

SPDR S&P Kensho Clean Power ET

FEES AND EXPENSES OF THE FUND

The table below describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund (“Fund Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment):

Management fees	0.45%
Distribution and service (12b-1) fees	None
Other expenses	0.00%

Total annual Fund operating expenses	0.45%

EXAMPLE:

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated, and then sell or hold all of your Fund Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Year 1	Year 3	Year 5	Year 10
$46	$144	$252	$567

SPDR S&P Kensho Final Frontiers ETF

FEES AND EXPENSES OF THE FUND

The table below describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund (“Fund Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment):

Management fees	0.45%
Distribution and service (12b-1) fees	None
Other expenses	0.00%

Total annual Fund operating expenses	0.45%

EXAMPLE:

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated, and then sell or hold all of your Fund Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Year 1	Year 3	Year 5	Year 10
$46	$144	$252	$567

SPDR S&P Kensho New Economies Composite ETF

FEES AND EXPENSES OF THE FUND

The table below describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund (“Fund Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment):

Management fees	0.20%
Distribution and service (12b-1) fees	None
Other expenses	0.00%

Total annual Fund operating expenses	0.20%

EXAMPLE:

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated, and then sell or hold all of your Fund Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Year 1	Year 3	Year 5	Year 10
$20	$64	$113	$255

SPDR S&P 500 ESG ETF

FEES AND EXPENSES OF THE FUND

The table below describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund (“Fund Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment):

Management fees	0.10%
Distribution and service (12b-1) fees	None
Other expenses	0.00%

Total annual Fund operating expenses	0.10%

EXAMPLE:

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated, and then sell or hold all of your Fund Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Year 1	Year 3	Year 5	Year 10
$10	$32	$56	$128

SPDR S&P SmallCap 600 ESG ETF

FEES AND EXPENSES OF THE FUND

The table below describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund (“Fund Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment):

Management fees	0.12%
Distribution and service (12b-1) fees	None
Other expenses	0.00%

Total annual Fund operating expenses	0.12%

EXAMPLE:

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated, and then sell or hold all of your Fund Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Year 1	Year 3	Year 5	Year 10
$12	$39	$68	$154

SPDR MSCI USA Climate Paris Aligned ETF

FEES AND EXPENSES OF THE FUND

The table below describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund (“Fund Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment):

Management fees	0.10%
Distribution and service (12b-1) fees	None
Other expenses	0.00%

Total annual Fund operating expenses	0.10%

EXAMPLE:

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated, and then sell or hold all of your Fund Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Year 1	Year 3	Year 5	Year 10
$10	$32	$56	$128